                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13D

                  Under the Securities Exchange Act of 1934

                               (Amendment No. 6)


                                TRIBUNE COMPANY
--------------------------------------------------------------------------------
                                (Name of Issuer)


                        Common Stock (Without Par Value)
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  896047 10 7
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                            Thomas E. Chomicz, Esq.
                               John P. Vail. Esq.
                            Cynthia Alcantara, Esq.
                              Quarles & Brady LLC
                      500 West Madison Street, Suite 3700
                            Chicago, Illinois 60661
                                 (312) 715-5000
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                  May 30, 2002
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 896047 10 7          SCHEDULE 13D
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Robert R. McCormick Tribune Foundation
    I.R.S. Identification No. 36-3689171
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    00
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Illinois
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    39,010,876
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    -0-
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    39,010,876
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     39,010,876
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     12.96%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     CO
--------------------------------------------------------------------------------

                         AMENDMENT NO. 6 TO SCHEDULE 13D

     This Amendment No. 6 to the Schedule 13D originally filed with the Securities and Exchange Commission (the "Commission") by the Robert R. McCormick Tribune Foundation (the "Foundation") on November 20, 1990 is being filed to report the Foundation's extension of its plan adopted on February 14, 2001 to sell a portion of its shares of common stock of Tribune Company (the "Issuer") in market transactions in order to raise cash needed by the Foundation for its operations and charitable activities. The adoption of this plan was reported in the Foundation's Amendment No. 5 to the Foundation's Schedule 13D filed on February 20, 2001.

ITEM 2.  IDENTITY AND BACKGROUND.

     Schedule A to the originally filed Schedule 13D, as amended in previous Amendments, which sets forth the name, residence or business address, present principal occupation or employment (and the name, principal business and address of any other organization in which such employment is conducted) and the citizenship of each of the executive officers and directors of the Foundation, is amended in its entirety as set forth in Schedule A attached hereto.

ITEM 4.  PURPOSE OF TRANSACTION.

     Item 4 is hereby amended and restated in its entirety to report that:

     With respect to the shares of Common Stock owned by the Foundation, the Foundation will be engaged in a continuing evaluation of the Issuer's financial condition, operations and prospects, other business and investment opportunities, economic conditions and conditions in domestic and foreign stock, money, exchange and other markets as well as the Foundation's financial condition, operations and long and short-term financial needs to carry out its exempt purposes. Based upon such evaluation and the course of future developments, the Foundation reserves the right to take such actions as it deems appropriate in light of the circumstances existing at the time, including, without limitation, making additional purchases of Common Stock or disposing of its shares of Common Stock in the open market, block trades, privately negotiated transactions or otherwise.

     On February 14, 2001, the Board of Directors of the Foundation adopted a plan ("Plan") that authorized the President of the Foundation to sell shares of Common Stock in the aggregate amount of $100 million in one or more market transactions at any time or from time to time over the next eighteen (18) months in accordance with Rule 144 promulgated under the Securities Act of 1933 (the "1933 Act") for the purpose of raising cash for ongoing operations and charitable programs. The President, based on consultation with and advice from the Foundation's investment adviser and without further participation or input from the Board, was granted the authority to determine the timing of the sale or sales of shares, the price at which any sale or sales will be made and the volume of shares to be sold at any one time. The Plan was intended to constitute one that is in compliance with the requirements of Rule 10b5-1(c) under the Securities Exchange Act of 1934 and be interpreted to comply with the requirements of Rule 10b5-1(c).

     As of May 30, 2002, the Foundation had sold 1,785,000 shares and received gross proceeds (before fees and commissions) of $76,676,813.03. On that date, the Board of Directors of the Foundation approved an extension of the Plan to authorize the balance of sales thereunder to occur at any time on or before December 31, 2003.

     On occasion the Foundation has in the past made grants of shares of Common Stock in furtherance of its charitable purposes. Although the Foundation does not have any specific plan or proposal to make charitable grants of shares of Common Stock, the Foundation reserves the right to do so.

     Other than as set forth above, the Foundation currently has no specific plans or proposals that relate to or would result in any of the matters described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     Items 5(a) and (c) are hereby amended and restated in their entirety to report that:

     (a) As of the date hereof, the Foundation beneficially owns 39,010,876 shares of Common Stock, which represents approximately 12.96% of the outstanding shares of Common Stock. This percentage is based upon an aggregate of 301,047,973 shares of Common Stock being issued and outstanding at May 3, 2002 according to the Form 10-Q filed by the Issuer with the Commission for the quarterly period ending March 31, 2002. This number of outstanding shares excludes 83,441,765 shares of Common Stock held by subsidiaries and affiliates of the Issuer. It is the foregoing percentage that is reported on the cover page of this Amendment No. 6 to Schedule 13D. However, according to the Schedule 14A filed with the Commission on March 28, 2002 (the "Proxy Statement"), the Issuer had 1,076,968 shares of Series B Convertible Preferred Stock, without par value (the "Preferred Stock"), issued and outstanding as of March 12, 2002. The Preferred Stock is entitled to vote together as a class with the Common Stock with regard to all matters submitted to a vote at a meeting of shareholders, with each share of Common Stock being entitled to one vote and each share of Preferred Stock being entitled to 18.32 votes. Assuming that the number of shares of Preferred Stock set forth above continues to be issued and outstanding, the Foundation's percentage of the total votes eligible to be cast by holders of the Common Stock and the Preferred Stock voting together as a class is 12.16%. The Preferred Stock does not include Series C Preferred, Series D-1 Preferred or Series D-2 Preferred which are non-voting on most matters.

     To the best knowledge of the Foundation, Schedule B attached hereto and incorporated herein sets forth the number and percentage of shares of Common Stock beneficially owned by each executive officer or director of the Foundation.

     (c) The Foundation has not effected during the past 60 days any transaction in any shares of Common Stock other than the following sales in accordance with Rule 144 under the 1933 Act:

         DATE                 NUMBER OF SHARES                  SALE PRICE
         ----                 ----------------                  ----------
     April 2, 2002             50,000 shares                $45.2376 per share
     April 5, 2002             24,000 shares                $46.1000 per share
     April 5, 2002             65,000 shares                $46.3781 per share
     April 10, 2002            35,000 shares                $46.6991 per share
     April 22, 2002            75,000 shares                $46.7373 per share
     May 3, 2002               20,000 shares                $45.1500 per share
     May 6, 2002               10,300 shares                $44.5728 per share
     May 8, 2002               30,000 shares                $44.2750 per share
     May 9, 2002                2,800 shares                $44.3500 per share
     May 10, 2002              12,500 shares                $44.3839 per share
     May 13, 2002              10,000 shares                $44.2500 per share
     May 14, 2002              46,900 shares                $44.5240 per share
     May 15, 2002              24,000 shares                $44.8783 per share
     May 16, 2002              18,500 shares                $44.8737 per share

     To the best knowledge of the Foundation, Schedule C attached hereto and incorporated herein sets forth all transactions in shares of Common Stock effected during the past 60 days by any executive officer or director of the Foundation.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     There are no exhibits to this Amendment No. 6 to Schedule 13D.



                  [Remainder of Page Intentionally Left Blank]

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


June 19, 2002                         ROBERT R. McCORMICK TRIBUNE FOUNDATION


                                      By: /s/ Richard A. Behrenhausen
                                          ---------------------------
                                          Richard A. Behrenhausen
                                          President and Chief Executive Officer

                                   SCHEDULE A


                        EXECUTIVE OFFICERS AND DIRECTORS
                    OF ROBERT R. McCORMICK TRIBUNE FOUNDATION


     Set forth below are the name, residence or business address, present principal occupation or employment, and the name, principal business and address of any other organization in which such employment is conducted, of each executive officer and director of the Foundation. Each person listed below is a citizen of the United States.


Name and Residence                   Principal Occupation or Employment
------------------                   ----------------------------------

Richard A. Behrenhausen              Robert R. McCormick Tribune Foundation (1)
27 West 621 Swan Lake Drive          Chief Executive Officer/President
Wheaton, Illinois  60187             Cantigny Foundation (2)
                                     President
                                     Cantigny First Division Foundation (2)
                                     President

Charles T. Brumback  (6)             Tribune Company (3)
1500 North Lake Shore Drive          Retired
Chicago, Illinois  60610

James C. Dowdle  (6)                 Tribune Company (4)
1040 Romona Road                     Retired
Wilmette, Illinois  60091

Dennis J. FitzSimons  (6)            Tribune Company (4)
9519 Monticello Avenue               President and Chief Operating Officer
Evanston, Illinois  60201

Jack Fuller  (6)                     Tribune Publishing Company (5)
2525 Hartzell Street                 President
Evanston, Illinois  60201

SCHEDULE A CONTINUED


J. Nicholas Goodban                  Robert R. McCormick Tribune Foundation (1)
425 Prospect                         Senior Vice President/Philanthropy
Elmhurst, Illinois  60126

David L. Grange                      Robert R. McCormick Tribune Foundation  (1)
27 West 631 Swan Lake Drive          Executive Vice President and Secretary
Wheaton, Illinois  60187             Cantigny Foundation (2)
                                     Vice President and Secretary
                                     Cantigny First Division Foundation (2)
                                     Vice President and Assistant Secretary

John W. Madigan  (6)                 Tribune Company (4)
1160 Laurel Avenue                   Chairman and Chief Executive Officer
Winnetka, Illinois  60093            Robert R. McCormick Tribune Foundation
                                     Chairman
                                     Cantigny Foundation (2)
                                     Cantigny First Division Foundation (2)

Louis J. Marsico, Jr.                Robert R. McCormick Tribune Foundation (1)
740 Longview Land                    Vice President and Treasurer
Palatine, Illinois  60067            Cantigny Foundation (2)
                                     Cantigny First Division Foundation (2)
                                     Vice President and Treasurer

----------------------------------

(1) The address of the Robert R. McCormick Tribune Foundation is 435 North Michigan Avenue, Suite 770, Chicago, Illinois 60611-4041.
(2) The address of the Cantigny Foundation and the Cantigny First Division Foundation is 1 S 151 Winfield Road, Wheaton, Illinois 60187.
(3) Mr. Brumback maintains a business address c/o Tribune Company, 435 North Michigan Avenue, Chicago, Illinois 60611.
(4) The address of the Tribune Company is 435 North Michigan Avenue, Chicago, Illinois 60611.
(5) A subsidiary of the Issuer. The address of the Tribune Publishing Company is 435 North Michigan Avenue, Chicago, Illinois 60611.
(6) Each of these individuals is a director of both the Cantigny Foundation and the Robert R. McCormick Tribune Foundation.

                                   SCHEDULE B

                         BENEFICIAL OWNERSHIP OF SHARES
                      OF COMMON STOCK BY EXECUTIVE OFFICERS
                         AND DIRECTORS OF THE FOUNDATION

                               Aggregate
                               Number of
                               Shares of
                               Common               Percent                                                         Shared Power
                               Stock Beneficially     Of       Sole Power to    Shared Power to    Sole Power to         To
        Name                   Owned(1)(2)(4)      Class(3)       Vote(4)            Vote           Dispose(4)        Dispose
        ----                   ------------------  --------    -------------    ---------------    -------------    ------------
Richard A. Behrenhausen              3,126             *             3,126                0                3,126           0

Charles T. Brumback                589,496 (5)         *           589,496 (5)            0              589,496 (5)       0

James C. Dowdle                    665,538 (6)         *           665,538                0              665,538           0

Dennis J. FitzSimons               831,207 (8)         *           828,660            2,547 (7)          828,660       2,547 (7)

Jack Fuller                        495,011 (9)         *           492,763            2,248 (7)          492,763       2,248 (7)

J. Nicholas Goodban                      0             *                 0                0                    0           0

David L. Grange                      7,490             *             7,490                0                7,490           0

John W. Madigan                  2,231,406 (10)        *         2,149,498           81,908 (7) (11)   2,149,498      81,908 (7)(11)

Louis J. Marsico, Jr.                  294             *               294                0                  294           0


--------------------

*    Less than 1%

(1)  Any fractional shares have been rounded.

(2) Each of Messrs. Fuller, Madigan and FitzSimons have been allocated shares of Preferred Stock in their individual participant accounts in Tribune Company's Employee Stock Ownership Plan (ESOP). The number of shares of Common Stock reported in this column as beneficially owned by such individuals includes shares of Common Stock to which their allocated number of shares of Preferred Stock are convertible because, according to the
     Schedule 14A filed on March 28, 2002 by the Issuer, such individuals have the power to direct the voting of such shares.

(3) Based on 301,047,973 shares of Common Stock outstanding at May 3, 2002 as reported in the Issuer's Form 10-Q filed for the quarterly period ended March 31, 2002. This excludes 83,441,765 shares held by subsidiaries and affiliates of the Issuer. According to the Schedule 14A filed with the Commission on March 28, 2002, the Issuer had 1,076,968 shares of Preferred Stock issued and outstanding which are entitled to vote as a class with the Common Stock and cast 18.32 votes per share (an aggregate of approximately 19,730,054 votes). If the percentage in this column is calculated based upon the total votes eligible to be cast by holders of Common Stock and Preferred Stock taken together, the percentage of the total votes held by any executive officer or director would be less than 1% by an even greater amount.

(4) The number of shares shown in these columns includes the rights to acquire shares pursuant to stock options which are included in the aggregate number of shares beneficially owned by such executive officer or director.

(5) Excludes 4,300,800 shares of Common Stock owned by Cantigny Foundation, an Illinois not-for-profit corporation ("Cantigny") of which Mr. Brumback is a director. A portion of the shares of Common Stock shown as beneficially owned by Mr. Brumback has been pledged to The Northern Trust Bank as security for a loan.

(6) Includes rights to acquire 360,736 shares of Common Stock pursuant to stock options which are available for exercise prior to August 20, 2002. Excludes 4,300,800 shares of Common Stock owned by Cantigny of which Mr. Dowdle is a director.

(7) Includes shares of Common Stock allocated to this person's individual participant account in the ESOP. Ownership is considered shared because voting rights are considered shared with the ESOP trustee. The ESOP trustee is:

               The Northern Trust Company, 50 South LaSalle Street
                             Chicago, Illinois 60675

(8) Includes 19,666 shares of Common Stock in Mr. FitzSimon's account under Tribune Company's Savings Incentive Plan and 2,547 shares of Common Stock allocated to his individual participant account in the ESOP. Also includes the rights to acquire 426,114 shares of Common Stock pursuant to stock options which are available for exercise prior to August 20, 2002 and 16,208 shares of Common Stock into which the Preferred Stock allocated to Mr. FitzSimons' individual participant account in the ESOP is convertible. Excludes 4,300,800 shares of Common Stock owned by Cantigny of which Mr. FitzSimons is a director.

(9) Includes approximately 2,248 shares of Common Stock allocated to Mr. Fuller's individual participant account in the ESOP. Also includes rights to acquire 289,811 shares of Common Stock pursuant to stock options which are available for exercise prior to August 20, 2002 and 14,624 shares of Common Stock into which the Preferred Stock allocated to Mr. Fuller's individual participant account is convertible. Excludes 4,300,800 shares of Common Stock owned by Cantigny of which Mr. Fuller is a director.

(10) Includes 1,908 shares of Common Stock allocated to Mr. Madigan's individual participant account in the ESOP. Also includes rights to acquire 1,067,152 shares of Common Stock pursuant to stock options which are available for exercise prior to August 20, 2002 and 12,246 shares of Common Stock into which the Preferred Stock allocated to Mr. Madigan's individual participant account is convertible. Excludes 4,300,800 shares of Common Stock owned by Cantigny of which Mr. Madigan is a director.

(11) Certain of these shares are owned by Mr. Madigan's wife, Holly. However, pursuant to the authority of Rule 13d-4, Mr. Madigan expressly declares that the filing of this Amendment No. 6 to Schedule 13D shall not be construed as an admission that he is, for purposes of Section 13(d) of the Securities Exchange Act of 1934, the beneficial owner of the shares owned by his wife. To the best of the Foundation's knowledge, the information called for by Item 2 of this Schedule 13D with respect to Mrs. Madigan is as follows:

         (a)  Name:          Holly W. Madigan
         (b)  Residence:     1160 Laurel Avenue, Winnetka, Illinois 60093
         (c)  Present Principal Occupation:    Homemaker
         (d)  Criminal Conviction:    No
         (e)  Civil Proceeding/Federal or State Securities Laws:   No
         (f)  Citizenship:    United States

                                   SCHEDULE C

                     TRANSACTIONS IN SHARES OF COMMON STOCK
                  EFFECTED DURING THE PAST 60 DAYS BY EXECUTIVE
                    OFFICERS AND DIRECTORS OF THE FOUNDATION

1. Mr. Marsico purchased 4.381 shares of Common Stock on May 2, 2002 at the purchase price of $45.20 per share (exclusive of brokerage commissions and discounts). The transaction was effected as a brokerage transaction through New York Stock Exchange composite trading.

2. Mr. Grange purchased 178 shares of Common Stock in April/May, 2002 at the purchase price of $42.00 per share (exclusive of brokerage commissions and discounts). The transactions were effected as brokerage transactions through New York Stock Exchange composite trading.

3. Mr. Behrenhausen purchased 22.659 shares of Common Stock in June 2002 at the purchase price of $44.133 per share (exclusive of brokerage commissions and discounts). The transactions were effected as brokerage transactions through New York Stock Exchange composite trading.

4. Mr. FitzSimons made gifts of 1,000 shares of Common Stock on April 8, 2002 and 100 shares of Common Stock on April 24, 2002. He also purchased shares of Common Stock on the dates identified below by exercise of stock options as follows:


     Date                         Number of Shares               Purchase Price
     ----                         ----------------               --------------
     April 19, 2002                    22,434                         38.09
     April 19, 2002                     4,592                         41.97

     He also sold shares of Common Stock on the dates identified below by exercise of stock options as follows:


     Date                       Number of Shares                 Purchase Price
     ----                       ----------------                 --------------
     April 19, 2002                  18,202                          46.95
     April 19, 2002                     209                          46.95
     April 19, 2002                   4,104                          46.95
     April 19, 2002                   1,821                          46.95

5. On April 23, 2002, Mr. Fuller purchased (a) 15,444 shares of Common Stock by exercise of stock options at a purchase price of $41.97 per share (exclusive of brokerage commissions and discounts), and (b) 6,964 shares of Common Stock by exercise of stock options at a purchase price of $38.09 per share (exclusive of brokerage commissions and discounts). Mr. Fuller paid for these shares with the proceeds from sales of 15,444 shares of Common Stock on April 23, 2002 at a sale price of $46.48 per share and 6,964 shares of Common Stock on April 23, 2002 at a sale price of $46.48 per share. Mr. Fuller also sold 45,000 shares of Common Stock in the open market on April 22, 2002 at a sale price of $46.70 per share (exclusive of brokerage commissions and discounts).

6. On May 15, 2002, Mr. Dowdle purchased (a) 60,000 shares of Common Stock by exercise of stock options at a purchase price of $26.47 per share (exclusive of brokerage commissions and discounts), and (b) 105,000 shares of Common Stock by exercise of stock options at a purchase price of $34.25 per share (exclusive of brokerage commissions and discounts). Mr. Dowdle paid for these shares with the proceeds from sales of 37,600 shares of Common Stock on May 15, 2002 at a sale price of $44.656 per share and 127,400 shares of Common Stock on May 16, 2002 at a sale price of $44.791 per share.




                                      C-2